EXHIBIT (a)(12)

Form of Reminder of Expiration Date

REMINDER

DEADLINE: 6:00 P.M. (PST) Monday, May 5, 2003

To all Employee Eligible to Participate in the Offer to Exchange Program:

Monday, May 5, 2003, 6:00 P.M. PST, is presently the deadline for you to tender any of your Eligible Options under the Broadcom Corporation Offer to Exchange Certain Outstanding Options (the “Offer”).

The Offer to Exchange document is located at the following website as well as the break rooms of each location.

[internal intranet address]

You must submit your Letter of Transmittal in accordance with the instructions contained in those documents. We cannot accept late submissions, and therefore urge you to respond early to avoid any last minute problems.

Additionally, you must complete your form W-8BEN/W-9 to UBS PaineWebber prior to any sale transaction (including the Block Trade) if you do not wish to be subject to back-up withholding. You can complete this form online at the following website:

http://www.cefs.ubspainewebber.com/brcm

If you do not want to exchange any options in the exchange offer, please disregard this reminder. You don’t need to do anything.

This reminder is being distributed to all employees. Therefore, you are receiving this notice even if you previously filed your Letter of Transmittal with Shareholder Services .

Thank you,
Shareholder Services